SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               Dated June 23, 2004

                            REGISTRATION NO. 0-32359

                                MERIDIAN CO., LTD.
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      4F, Heungseong Bldg., 197-3, Jamsil-Dong, Songpa-Gu, Seoul, Korea
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      Company's telephone number: 82-2-2103-3300 Fax No.: 82-2-2103-3333
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                                 [GRAPHIC  OMITTED]

                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

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ITEM 1. CHANGE IN SECURITIES
At an extraordinary general meeting of shareholders of Meridian Co., Ltd. (the "Company") on April 27, 2004, it was approved that the par value of the common stock of the Company be reduced from 200 Korean Won per share (equivalent to US$0.17 per share) to 100 Korean Won per share (equivalent to US$0.09 per share). Nine shareholders representing 6,994,650 common shares (representing
36.5 % of the issued common shares) were present and they approved the par value change by common assent.

The new par value was registered with the Korean registrar of companies on June 1, 2004 and will be effective as of July 1, 2004.

Meridian further announces that the Company received funds of US$530,000.00 from investors through equity financing whereby, on June 8, 2004, the Company issued 3,312,500 common shares of the Company to three investors at the price of US$0.16 per share. The shares issued are restricted from trading for one year. Following the issuance, the total number of issued and outstanding common shares of the Company is 22,463,984.

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SIGNATURES
Pursuant  to  the  requirements  of  the   Securities  Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 18, 2004                                          MERIDIAN CO., LTD.



                                              By:  /s/ Name: Myoung, Hyeon-Seong
                                                               Title: President


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                                    End of Filing